1. Q. Name and Address of Reporting Person

     A. Dean W. Rowell and Trachyte Oil Company

2. Q. Issuer Name and Ticker or Trading Symbol

     A. Standard Energy Corporation "STDE"

3.  Q. Social Security Number

     A. (Voluntary)

4.  Q. Statement for Month

     A. July, 2002

5.  Q. Amendment

     A. N/A

6.  Q. Relationship of Reporting Person

     A. Officer, Director, President, CEO & 10% Owner

7.  Q. Individual or Joint Filing

     A. Form filed by More than One Reporting Person

8.  Q. Title of Security    Transaction Date Transaction Code

     A.  Common             7/31/2002              J

         Amount          Acquired or Disposed     Price

         15,000,000              A               $.02 p/s

     J = Issuance of restricted shares for partial debt settlement of $300,000 cash paid by Trachyte Oil to Standard Energy through July 31, 2002.

          Amount of Securities Beneficially Owned at end of Month

                    65,520,113

          Ownership Forum

                     Direct